Exhibit 99.1


         Faroudja and FOCUS Enhancements Agree to End Merger Discussions

SUNNYVALE, Calif. and WILMINGTON, Mass.--(BUSINESS WIRE)--Nov. 11, 1999--Faroudja, Inc. (Nasdaq: FDJA) and FOCUS Enhancements, Inc. (Nasdaq: FCSE), announced today they have mutually agreed to terminate merger discussions that were initiated pursuant to a letter of intent announced on October 5, 1999.

Faroudja, Inc. (Nasdaq: FDJA) is a world leader in high-performance video processing technologies for markets requiring superior image quality solutions. The Company provides innovative products for the HDTV broadcast, home theater, digital television and PC/TV convergence markets. Faroudja's technologies are protected by more than 60 patents. Faroudja has received numerous awards, including an Emmy award for Engineering Development and a Lifetime Achievement Emmy presented in June 1998 to its founder, Yves Faroudja.

FOCUS Enhancements, Inc. (Nasdaq: FSCE) is an industry leader in the development and marketing of advanced, proprietary video conversion ASICs for the rapidly converging, multi-billion dollar Internet, computer and television industries. The Company's technology, which is sold globally through Original Equipment Manufacturers (OEMs) and resellers, merges computer-generated graphics and television displays for Internet viewing, presentations, training, education, video teleconferencing, and home gaming markets. In addition, the Company is developing a family of products that will enable the current installed base of televisions, VCRs, and camcorders to remain functional in upcoming HDTV environments.

CONTACT:  Faroudja, Sunnyvale
Ken Boschwitz, 408/617-7257
VP Business Development
or
FOCUS Enhancements, Wilmington
Gary M Cebula, 978/988-5888
VP, Finance & Administration
or
Financial/General Interest Media:
Robinson Lerer & Montgomery, New York
Michael Bulger, 212/484-7413